Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Description of common stock

The following summary of Tripadvisor, Inc.’s common stock does not purport to be complete and is subject to our articles of incorporation, our amended and restated bylaws and the provisions of applicable law. We are organized under Chapter 78 of the Nevada Revised Statutes (“NRS”). Copies of our articles of incorporation and amended and restated bylaws are filed as exhibits to the Annual Report on Form 10-K, of which this Exhibit 4.1 is a part.

Authorized Capitalization

General

Our authorized capital stock consists of 1,600,000,000 shares of common stock, par value $0.001 per share, 400,000,000 shares of Class B common stock, par value $0.001 per share, and 100,000,000 shares of $0.001 par value preferred stock.

Common Stock

Common Stock

In general, the holders of our common stock vote together as a single class with the holders of our Class B common stock on all matters, including the election of directors; provided, however, that the holders of our common stock, voting as a single class, are entitled to elect twenty-five percent (25%) of the total number of directors, rounded up to the next whole number in the event of a fraction. Each outstanding share of our common stock entitles the holder to one vote per share. Our articles of incorporation do not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of our preferred stock designated by the Tripadvisor Board of Directors (the “Board”) from time to time and further subject to applicable law, the holders of our common stock are entitled, share for share with the holders of our Class B common stock, to such dividends if, as and when may be declared from time to time by our Board, and, upon liquidation, dissolution or winding up, will be entitled to receive, share for share with the holders of our Class B common stock, all assets available for distribution after satisfaction of the rights of the holders of any then outstanding series of preferred stock.

Class B Common Stock

In general, the holders of Class B common stock vote together as a single class with the holders of our common stock on all matters, including the election of directors. The holders of our Class B common stock are entitled to ten votes per share. Our articles of incorporation do not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of our preferred stock designated by our Board from time to time and further subject to applicable law, the holders of our Class B common stock are entitled, share for share with the holders of our common stock, to such dividends if, as and when may be declared from time to time by our Board, and, upon liquidation, dissolution or winding up, will be entitled to receive, share for share with the holders of our common stock, all assets available for distribution after satisfaction of the rights of the holders of any then outstanding series of preferred stock.

Shares of Class B common stock shall be convertible into shares of the common stock of the Corporation at the option of the holder thereof at any time on a share for share basis. Such conversion ratio shall in all events be equitably preserved in the event of any recapitalization of the Corporation by means of a stock dividend on, or a stock split or combination of, outstanding common stock or Class B common stock, or in the event of any merger, consolidation or other reorganization of the Corporation with another corporation. Upon the conversion of Class B common stock into shares of common stock, said shares of Class B common stock shall be retired and shall not be subject to reissue.

Other Rights

Each holder of common stock is subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that we may designate and issue in the future.

Anti-takeover Effects of our Articles of Incorporation and Amended and Restated Bylaws

Our amended and restated bylaws provide that only the Chair of the Board or a majority of our Board may call a special meeting of stockholders. Under the NRS, directors may be removed only by the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote, or by a greater proportion if provided in the articles of incorporation. Our articles of incorporation do not alter that statutory standard for removal of directors. They do provide that the Chair of the Board may only be removed without cause by the affirmative vote of at least 80% of the entire Board, and such provision of the articles of incorporation may not be amended or repealed (or any inconsistent provision adopted) without the approval of at least 80% of the entire Board and 80% of the voting power of our outstanding voting securities, voting together as a single class. The rights of the Class B common stock under our articles of incorporation may not be amended, altered, changed or repealed without the approval of the holders of the requisite number of shares of Class B common stock.

Nevada’s “business combination” statute (NRS 78.411 to 78.444, inclusive) (the “Business Combination Statute”) imposes a moratorium of up to four years prohibiting a Nevada corporation having 200 or more stockholders of record from entering into certain “business combinations,” including mergers, consolidations, sales and leases of assets, issuances of securities and similar transactions, with any “interested stockholders,” meaning any person who beneficially owns (or any affiliates or associate of the corporation who within the previous two years owned), directly or indirectly, 10% or more of the voting power of the outstanding voting shares of the corporation. Within two years after the date that the person first became an interested stockholder, the prohibition does not apply if the combination or the transaction by which such person first becomes an interested stockholder is approved in advance by a corporation’s board of directors or if the combination is approved by the board and 60% of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates. After the two-year period, the restrictions are relaxed to permit combinations approved of a simple majority of disinterested stockholders or that satisfy certain requirements as to the amount and form of consideration to be received by the disinterested stockholders. The Business Combination Statute does not apply to any combination of a corporation and an interested stockholder after more than four years after the person first became an interested stockholder. Corporations may opt out of the business combination provisions of the Business Combination Statute, but we have not done so in our articles of incorporation. Any opt-out of the business combinations provisions of the NRS must be contained in an amendment to our articles of incorporation approved by the affirmative vote of a majority of the outstanding voting power not then owned by interested stockholders. Such an amendment would not be effective until 18 months after the vote of the stockholders to approve the amendment, and would not apply to any combination with a person who first became an interested stockholder on or before the effective date of the amendment.

Nevada’s “acquisition of controlling interest” statute (NRS 78.378 to 78.3793, inclusive) (the “Control Share Statute”) applies to “issuing corporations” that are Nevada corporations doing business in Nevada and having at least 200 stockholders of record, at least 100 of whom have addresses in Nevada appearing in the stock ledger of the corporation. The Control Share Statute prohibits an acquirer, under certain circumstances, from voting its shares of a target corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The Control Share Statute specifies three thresholds: (i) one-fifth or more but less than one-third; (ii) one-third but less than a majority; and (iii) a majority or more, of the outstanding voting power. Generally, once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with Nevada’s dissenter’s rights statutes. A corporation may elect to not be governed by, or “opt out” of, the Control Share Statute generally, or that the Control Share Statute shall not apply to a certain acquisitions of a controlling interests by existing or future stockholders, by making an election in its articles of incorporation or bylaws, provided that the opt-out election must be in place on the 10th day following the date an acquiring person has acquired a controlling interest, that is, crossing any of the three thresholds described above. We have opted out of the control share statutes in our articles of incorporation.

These provisions of our organizational documents and the NRS, alone or in combination with each other, may discourage transactions involving actual or potential changes of control, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of common stock, could limit the ability of stockholders to approve transactions that they may deem to be in their best interests, and could make it considerably more difficult for a potential acquirer to replace management.

Choice of Forum

To the fullest extent permitted by law, and unless we consent in writing to the selection of an alternative forum, our articles of incorporation provide that the Eighth Judicial District Court sitting in Clark County in the State of Nevada (the “Nevada Court”) shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our director, officer or other employee to us or our stockholders, (iii) any action asserting a claim against us or our directors, officers or employees arising pursuant to any provision of the NRS, our articles of incorporation or amended and restated bylaws, or (iv) any action asserting a claim against us, our directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Nevada, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Notwithstanding the foregoing, the Nevada Court shall not be the sole and exclusive forum for any of the following actions: (A) as to which the Nevada Court determines that there is an indispensable party not subject to the jurisdiction of the Nevada Court (and the indispensable party does not consent to the personal jurisdiction of the Nevada Court within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Nevada Court, (C) for which the Nevada Court does not have subject matter jurisdiction, or (D) any action arising under the Securities Act of 1933, as amended, as to which the Nevada Court and the federal district court for the District of Nevada shall have concurrent jurisdiction. Furthermore, notwithstanding the foregoing, such provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in our shares of capital stock shall be deemed to have notice of and consented to the choice of forum provision in our articles of incorporation.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is ComputerShare. Its address is 150 Royall Street, Canton, MA 02021.

Listing

Our common stock is listed on The Nasdaq Global Select Market under the trading symbol “TRIP”.